SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

RAYBOR MANAGEMENT INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

June 1, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a stated on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) David A. Yost

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) : OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power: 200,000 shares of Common Stock
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 200,000 shares of Common Stock
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000 shares of Common Stock

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 0.6%

14	Type of Reporting Person (See Instructions): IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Jeffrey D. Hoyal

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power: 7,095,036 shares of Common Stock
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 7,095,036 shares of Common Stock
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,095,036 shares of Common Stock

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 20.1%

14	Type of Reporting Person (See Instructions): IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Dennis L. Simpson

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) : OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power: 22,095,036 shares of Common Stock
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 22,095,036 shares of Common Stock
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,095,036 shares of Common Stock

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 64.7%

14	Type of Reporting Person (See Instructions): IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Robert G. Couch

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) : OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power: 200,000 shares of Common Stock
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 200,000 shares of Common Stock
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000 shares of Common Stock

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 0.6%

14	Type of Reporting Person (See Instructions): IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Alan R. Herson

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) : OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power: 200,000 shares of Common Stock
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 200,000 shares of Common Stock
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000 shares of Common Stock

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 0.6%

14	Type of Reporting Person (See Instructions): IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stephen A. Pugsley, Sr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) : OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power: 200,000 shares of Common Stock
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 200,000 shares of Common Stock
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000 shares of Common Stock

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 0.6%

14	Type of Reporting Person (See Instructions): IN

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) William S. Strickler

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) : OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power: 200,000 shares of Common Stock
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 200,000 shares of Common Stock
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 200,000 shares of Common Stock

12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 0.6%

14	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer:

The class of equity securities to which this statement relates is the Common Stock of Raybor Management Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 355 Industrial Circle, White City, Oregon 97503.

Item 2. Identity and Background:

Dennis L. Simpson

Dennis L. Simpson is an individual and resident of the State of Nevada. His business address is 355 Industrial Circle, White City, Oregon 97503. Mr. Simpson is President and sole shareholder of IC Marketing, Inc., a Nevada corporation (“ICM”) and President and majority shareholder of American Consumer Publishing Association, an Oregon corporation (“ACPA”), both of whose business addresses are 355 Industrial Circle, White City, Oregon 97503. ICM and ACPA are in the magazine subscription business. During the last five years, Mr. Simpson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Simpson has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Jeffrey D. Hoyal

Jeffrey D. Hoyal is an individual and resident of the State of Oregon. His business address is 3976 Bellinger Lane, Medford, Oregon 97501. Mr. Hoyal is a Director and the President and Chief Executive Officer of the Issuer and is President and sole shareholder of Freedom Financial, Inc. an Oregon corporation (“FF”). FF is in the business of providing account receivable and equipment lease financing and other financial advisory services to third parties. The address of its principal office is 3976 Bellinger Lane, Medford, Oregon 97501. During the last five years, Mr. Hoyal has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Hoyal has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

David A. Yost

David A. Yost is an individual and resident of the State of Oregon. His business address is 355 Industrial Circle, White City, Oregon 97503. Mr. Yost is a Director and Chief Financial Officer of the Issuer, the Chief Financial Officer of ICM and ACPA and is a shareholder of ACPA. During the last five years, Mr. Yost has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Yost has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Robert G. Couch

Robert G. Couch is an individual and resident of the State of California. His business address is 1070 Trinity Drive, Menlo Park, California 94025. Mr. Couch is a Director and Vice President, Chief Marketing Officer of the Issuer and is a shareholder of ACPA. During the last five years, Mr. Couch has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Couch has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Alan R. Herson

Alan R. Herson is an individual and resident of the State of Oregon. His business address is 196 Eastside Road, Jacksonville, Oregon 97530. Mr. Herson is a Director and Corporate Counsel and Secretary of the Issuer and is Corporate Counsel of ACPA. He is also a shareholder of ACPA. During the last five years, Mr. Herson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Herson has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Stephen A. Pugsley, Sr.

Stephen A. Pugsley, Sr. is an individual and resident of the State of Nevada. His business address is 975 Roberta Lane, Sparks, Nevada 89431. Mr. Pugsley is a Director of the Issuer, a shareholder of ACPA and Senior Vice President, Operations of Back 2 Backs, Inc., an Oregon corporation (“B2B”) in the business of operating medical clinics for the treatment of lower back disorders through a new technology referred to as spinal decompression. During the last five years, Mr. Pugsley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Pugsley has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

William S. Strickler

William S. Strickler is an individual and resident of the State of Oregon. His business address is 3976 Bellinger Lane, Medford, Oregon 97501. Mr. Strickler is a Director of the Issuer and a shareholder of ACPA. During the last five years, Mr. Strickler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Strickler has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Messrs. Simpson and Hoyal each purchased 2,495,000 shares of the Issuer’s common stock from the Issuer’s sole shareholder on November 19, 2002 for an aggregate purchase price of $175,000 in cash. The 4,990,000 shares purchased constituted 99.8% of the issued and outstanding shares of the Issuer’s common stock.

On June 1, 2003, Messrs. Simpson, Hoyal, Yost, Couch, Herson, Pugsley and Strickler, as well as the other shareholders of ICM, ACPA, FF and B2B exchanged all of their shares of common stock of such entities for an aggregate of 29,156,180 shares of the Issurer’s Common Stock. The number of shares in each of ICM, ACPA, FF and B2B exchanged by, and the number of shares of the Issuer’s Common Stock issued to, Messrs. Simpson, Hoyal, Yost, Couch, Herson, Pugsley and Strickler are as follows:

Name	Shares Exchanged	Issuer’s Shares Acquired
Dennis L. Simpson	2,500 shares of ICM		17,000,000
	1,000 shares of ACPA		2,000,000
	186 shares of B2B		600,036

		Total:	19,600,036

Jeffrey D. Hoyal	1,000 shares of FF		4,000000
	186 shares of B2B		600,036

		Total:	4,600,036

David A. Yost	100 shares of ACPA		200,000

Robert G. Couch	100 shares of ACPA		200,000

Alan R. Herson	100 shares of ACPA		200,000

Stephen A. Pugsley	100 shares of ACPA		200,000

William S. Strickler	100 shares of ACPA		200,000

Item 4. Purpose of Transaction:

The Issuer was formed in March 2000 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. It has had no operations to date other than issuing shares of its Common Stock. The purpose of the transaction was to effect the acquisition by the Issuer of all of the issued and outstanding common stock of ICM, ACPA, FF and B2B. As a result, each of such entities has become a wholly-owned subsidiary of the Issuer.

Item 5. Interest in Securities of the Issuer:

The number of shares of the Issuer’s Common Stock and the percentage of such class owned by each of Messrs. Simpson, Hoyal, Yost, Couch, Herson, Pugsley and Strickler are set forth in the table below. Each such person has the sole power to vote and to dispose of the shares beneficially owned by him.

Name	Number of Shares	Percent of Class
Dennis L. Simpson	22,095,036	64.7%
Jeffrey D. Hoyal	7,095,036	20.1
David A. Yost	200,000	0.6
Robert G. Couch	200,000	0.6
Alan R. Herson	200,000	0.6
Stephen A. Pugsley, Sr.	200,000	0.6
William S. Strickler	200,000	0.6

Total:	25,200,072	87.8%

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

See response to Item 4 above.

Item 7. Material to be Filed as Exhibits:

Exhibit A – Share Exchange Agreement dated June 1, 2003 among the Issuer, IC Marketing, Inc., Dennis L. Simpson and Noreen M. Ackermann.

Exhibit B – Share Exchange Agreement dated June 1, 2003 among the Issuer, American Consumer Publishing Association, Inc., Dennis L. Simpson, Robert G. Couch, Alan R. Herson, David A. Yost, William S. Strickler, Stephen A. Pugsley, Sr., Catherine L. Thumler, Raymond L. Ayala and Noel M. Littlefield.

Exhibit C — Share Exchange Agreement dated June 1, 2003 among the Issuer, Freedom Financial, Inc. and Jeffrey D. Hoyal.

Exhibit D — Share Exchange Agreement dated June 1, 2003 among the Issuer, Back 2 Backs, Inc., Dennis L. Simpson, Jeffrey D. Hoyal, Thomas J. Purtzer, Mark D. Peterson and Robert J. Trujillo.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

June 1, 2003 (Date)

/s/ Dennis L. Simpson
Dennis L. Simpson

/s/ Jefferey D. Hoyal
Jefferey D. Hoyal

/s/ David A. Yost
David A. Yost

/s/ Robert G. Couch
Robert G. Couch

/s/ Alan R. Herson
Alan R. Herson

/s/ Stephen A. Pugsley, Sr.
Stephen A. Pugsley, Sr.

/s/ William S. Strickler
William S. Strickler